MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED SEPTEMBER 30, 2011

Forward-Looking Statements
Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

PRELIMINARY INFORMATION
First Majestic Silver Corp. (“First Majestic” or “the Company”) is in the business of producing silver, and developing, exploring and acquiring mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG” and on the Toronto Stock Exchange under the symbol “FR”. The Company’s common shares are also quoted on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”. Silver producing operations of the Company are carried out through three operating mines: the La Encantada, La Parrilla, and San Martin Silver Mines, all located in Mexico.

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2011 and for the three months ended March 31, 2011, which are prepared in accordance with International Financial Reporting Standards (“IFRS”), and the audited condensed consolidated annual financial statements for the year ended December 31, 2010, which were prepared in accordance with Canadian Generally Accepted Accounting Principles. Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

This MD&A relates to the condensed consolidated operations of the Company and its wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V., First Silver Reserve Inc. (“First Silver”), and Normabec Mining Resources Ltd., First Majestic Plata, S.A. de C.V., Minera El Pilon, S.A. de C.V., Minera La Encantada, S.A. de C.V., Majestic Services S.A. de C.V., Minera Real Bonanza, S.A. de C.V., Servicios Minero-Metalurgicos e Industriales, S.A. de C.V., 0915623 B.C. Ltd., FMS Investment Coöperatie U.A., FMS Investco B.V., and FMS Trading AG. First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation in which it is involved as the plaintiff.

QUALIFIED PERSONS
Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the independent Qualified Person for the Company. Ramon Davila, Ing, the Company’s Chief Operating Officer and Florentino Muñoz, the Company’s Chief Geologist, are also certified Qualified Persons. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS

CAUTION - All financial information in this MD&A is prepared in accordance with IFRS and all dollar amounts are expressed in United States (“US”) dollars unless otherwise indicated. The Company’s accounting policies have changed and the presentation, financial statement captions and terminology used in this MD&A and the accompanying unaudited condensed consolidated interim financial statements are consistent with IFRS and with those adopted and presented for the quarter ended March 31, 2011. The new policies have been consistently applied to all of the years presented in this MD&A and all prior period information which has been restated or reclassified for comparative purposes, unless otherwise noted. The comparative presentations for 2010 differ from those previously issued in the third quarter of 2010 and in the previous annual reports. Further details on the conversion to IFRS are provided in this MD&A and in the notes to our unaudited condensed consolidated interim financial statements for the three and nine month period ended September 30, 2011, and for the three months ended March 31, 2011. All information contained in this MD&A is current as of November 8, 2011 unless otherwise stated.

2011 THIRD QUARTER HIGHLIGHTS

HIGHLIGHTS	Third Quarter 2011	Third Quarter	Change 2010 Year-on-Year	Second Quarter 2011	Change from Second Quarter 2011
Revenues	$61.4 million	$32.6 million	Up 88%	$68.0 million	Down 10%
Mine Operating Earnings	$42.5 million	$15.9 million	Up 168%	$46.8 million	Down 9%
Net Earnings after Taxes	$27.8 million	$10.1 million	Up 176%	$30.6 million	Down 9%
Cash Flow Per Share before changes in non-cash working capital	$0.38 per share	$0.17 per share	Up 122%	$0.36 per share	Up 7%
Earnings Per Share - basic	$0.27 per share	$0.11 per share	Up 146%	$0.30 per share	Down 10%
Silver Ounces Produced (excluding equivalent ounces of gold, zinc and lead)	1,708,865 oz. Ag	1,823,370 oz. Ag	Down 6%	1,780,379 oz. Ag	Down 4%
Payable Silver Ounces Produced	1,655,297 oz. Ag	1,802,172 oz. Ag	Down 8%	1,761,697 oz. Ag	Down 6%
Silver Equivalent Ounces Produced	1,791,770 eq. oz.	1,920,498 eq. oz.	Down 7%	1,843,830 eq. oz.	Down 3%
Total Cash Costs per Ounce	$8.39	$7.03	Up 19%	$8.32	Up 1%
Average Revenue per Payable Equivalent Ounces Sold	$38.83	$19.77	Up 96%	$39.08	Down 1%
Cash and Cash Equivalents (as at September 30)	$106.2 million	$24.8 million	Up 328%	$105.0 million	Up 1%

  Generated Revenues of $61.4 million for the third quarter of 2011, an increase of 88% or $28.8 million compared to the third quarter of 2010, and a decrease of $6.6 million or 10% compared to the prior quarter due to higher than normal levels of manganese in the ore at La Encantada which reduced the recoveries. At La Encantada, attempts were made to run the plant at 10% higher throughputs (average of 4,259 tonnes per day) during the quarter to recover some of the lost silver ounces due to low recoveries, and this led to higher consumption of energy and reagents and therefore marginally higher cash costs. Efforts are underway to improve recoveries as detailed in the review of operating results section.

  Revenues are 88% higher than the third quarter of 2010 due to the significant increase (96%) in silver prices compared to the prior year, as the Company realized an average silver price of $38.83 (COMEX average of $38.78) per payable equivalent ounces, compared to $19.77 in the third quarter of 2010. Revenue in the current quarter excludes $1.4 million of pre-commercial sales receipts from the new flotation circuit at the La Parrilla Silver Mine, which were capitalized as a net reduction against the cost of the plant expansion as it had not achieved commercial production status prior to the end of the quarter.

  Recognized Mine Operating Earnings of $42.5 million for the third quarter of 2011 compared to $15.9 million in the third quarter of 2010, an increase of $26.6 million or 168%. The increase reflects the 96% increase in average revenue per ounce of silver sold in the current quarter compared to the same quarter of the prior year and was partially offset by a 7% decrease in silver equivalent ounces produced compared to the third quarter of 2010.

  Generated Net Earnings after Taxes of $27.8 million for the third quarter of 2011 (EPS of $0.27) compared to $10.1 million (EPS of $0.11) in the third quarter of 2010 and net earnings of $30.6 million (EPS of $0.30) in the second quarter of 2011. Net earnings for the quarter include a $1.5 million loss on derivatives, a $0.7 million charge to restructure the collective bargaining agreement at the San Martin Silver Mine during the quarter and exclude gross margin of $1.1 million related to pre-commercial shipments at the La Parrilla Silver Mine. Adjusted EPS (a non-IFRS measure) was $0.30, after removing the loss on derivatives, the restructuring charge for the San Martin collective bargaining agreement and adding back gross margin on pre-commercial shipments.

  During the third quarter, the Company realized a gain of $4.8 million on its investments in silver futures, and also recognized an unrealized loss on silver futures of $6.3 million. As at quarter end, the Company was carrying a long position on silver futures equivalent to 1.0 million ounces of silver at an average price of US$36.375. Subsequent to the end of the quarter, the long position was increased to 1.25 million ounces at an average price of US$35.80. Management is bullish on silver prices and believes the price of silver will recover sufficiently to erase the unrealized loss. At the date of this MD&A, the $6.3 million unrealized loss on the Company’s silver futures position has been reduced to $0.8 million.

  The income tax provision for the third quarter ended September 30, 2011, was reduced to $7.4 million (20.9% effective rate) and $26.9 million (24.7% effective rate) for the year to date period, due to the Company realizing the benefits of effective tax planning.

  Earned cash flows from operations, prior to working capital changes, of $39.8 million ($0.38 per share) (a non- IFRS measure) for the third quarter of 2011 compared to $16.0 million ($0.17 per share) for the third quarter of 2010, an increase of 122%.

  Total Cash Cost per ounce (a non-IFRS measure) increased by 1% from $8.32 in the second quarter of 2011 to $8.39, however, the Company’s total production costs per tonne decreased 11% to $26.86 per tonne. The increased Cash Cost per ounce is primarily related to an increase in consumables at the La Encantada Silver Mine to compensate for the lower recoveries associated with the high manganese level in the current ore feed.

  Cash and cash equivalents increased to $106.2 million compared to $41.2 million as at December 31, 2010, and improved working capital to $97.9 million from $46.1 million as at December 31, 2010. At the same time, the Company has invested $60.8 million into its mineral properties, plant and equipment since December 31, 2010.

The material subsidiaries, mines, mills and properties in Mexico as at September 30, 2011 are as follows:

Subsidiaries	Mine and Mill	Exploration Properties
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine Del Toro Silver Mine	La Parrilla properties Del Toro properties
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	San Martin property Jalisco Group of Properties
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	La Encantada property
Minera Real Bonanza, S.A. de C.V.	La Luz Silver Project	La Luz property
Majestic Services, S.A. de C.V. (a labour services company)	(services for all of the above)	(services for all of the above)
Corporación First Majestic, S.A. de C.V. (holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)

Certain financial results in this MD&A, regarding operations and cash costs are presented in the Mine Operating Results table below to conform with industry peer company presentation standards.

MINING OPERATING RESULTS

Quarter Ended September 30,		CONSOLIDATED FIRST MAJESTIC RESULTS	Year to Date September 30,
2011	2010		2011	2010
530,159	434,221	Ore processed/tonnes milled (3)(4)	1,468,742	1,175,681
188	226	Average silver grade (g/tonne)	199	209
53%	58%	Recovery (%)	56%	60%
1,708,865	1,823,370	Total silver ounces produced	5,258,452	4,771,993
34,316	-	Pre-commercial silver ounces produced (3)(4)	34,316	261,193
1,674,549	1,823,370	Commercial silver ounces produced	5,224,136	4,510,800
1,655,297	1,802,172	Payable silver ounces produced (1)	5,168,304	4,434,353
409	323	Gold ounces produced	1,097	1,721
1,891,991	1,248,086	Pounds of lead produced	4,472,035	5,284,704
-	228,517	Pounds of zinc produced	26,103	228,517
3,075	-	Tonnes of iron ore produced	5,212	-
1,791,770	1,920,498	Total production - ounces silver equivalent	5,460,966	5,196,068
$8.39	$7.03	Total cash cost per ounce (1)(3)(4)	$8.32	$7.44
$26.86	$28.68	Total production cost per tonne (1)	$28.89	$31.10
10,992	6,207	Underground development (m) (5)	26,725	16,370
18,558	7,819	Diamond drilling (m) (5)	36,797	11,218

Quarter Ended September 30,		LA ENCANTADA RESULTS	Year to Date September 30,
2011	2010		2011	2010
366,308	295,328	Ore processed/tonnes milled (4)	1,014,730	754,630
195	242	Average silver grade (g/tonne)	209	224
44%	51%	Recovery (%)	48%	50%
1,020,467	1,160,468	Total silver ounces produced	3,290,540	2,805,168
-	-	Pre-commercial silver ounces produced (4)	-	261,193
1,020,467	1,160,468	Commercial silver ounces produced	3,290,540	2,543,975
1,015,364	1,153,771	Payable silver ounces produced (1)	3,274,086	2,508,391
21	33	Gold ounces produced	71	58
-	28,814	Pounds of lead produced	-	2,124,060
3,075	-	Tonnes of iron ore produced	5,212	-
1,029,336	1,163,887	Total production - ounces silver equivalent	3,307,296	2,929,318
$8.04	$6.23	Total cash cost per ounce (1)(4)	$7.59	$6.91
$21.46	$22.62	Total production cost per tonne (2)	$23.05	$24.91
3,200	2,287	Underground development (m)	8,821	6,284
4,381	2,679	Diamond drilling (m)	8,915	4,577

Quarter Ended September 30,		LA PARRILLA RESULTS	Year to Date September 30,
2011	2010		2011	2010
89,972	76,618	Ore processed/tonnes milled (3)	241,838	225,332
201	216	Average silver grade (g/tonne)	198	196
77%	76%	Recovery (%)	76%	67%
449,771	402,760	Total silver ounces produced	1,164,892	1,153,671
34,316	-	Pre-commercial silver ounces produced (3)	34,316	-
415,455	402,760	Commercial silver ounces produced	1,130,576	1,153,671
402,499	389,560	Payable silver ounces produced (1)	1,095,212	1,116,874
103	92	Gold ounces produced	265	311
1,891,991	1,219,272	Pounds of lead produced	4,472,035	3,160,644
-	228,517	Pounds of zinc produced	26,103	228,517
511,301	483,608	Total production - ounces silver equivalent	1,318,253	1,365,196
$7.90	$7.09	Total cash cost per ounce (1)(3)	$9.01	$7.49
$41.32	$38.74	Total production cost per tonne (2)	$43.22	$38.68
4,304	2,126	Underground development (m)	10,204	5,610
4,642	46	Diamond drilling (m)	9,799	83

Quarter Ended September 30,		SAN MARTIN RESULTS	Year to Date September 30,
2011	2010		2011	2010
73,879	62,275	Ore processed/tonnes milled	212,174	195,719
136	164	Average silver grade (g/tonne)	151	166
74%	79%	Recovery (%)	78%	78%
238,627	260,142	Total silver ounces produced	803,020	813,154
237,434	258,841	Payable silver ounces produced (1)	799,006	809,088
285	198	Gold ounces produced	761	1,352
251,133	273,003	Total production - ounces silver equivalent	835,417	901,553
$10.74	$10.52	Total cash cost per ounce (1)	$10.39	$9.03
$37.20	$45.10	Total production cost per tonne (2)	$40.94	$42.24
1,964	1,794	Underground development (m)	5,405	4,476
6,542	5,094	Diamond drilling (m)	12,684	6,558

(1) The Company reports non-IFRS measures which include production costs per tonne and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are non-IFRS measures. Effective in the first quarter of 2011, the Company has changed its method of calculating total cash cost per ounce by using "payable silver ounces" (i.e. net of metal ounces deducted by the refinery) instead of "silver ounces produced". Consequently, total cash costs are after removing the value of metal deductions. Total cash costs per ounce for comparative periods have been restated to conform with the current presentation. See Reconciliation to IFRS on page 6.

(2) Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3) At September 30, 2011, the La Parrilla mill expansion project had not achieved a commercial stage of production, therefore the net margin of $1.1 million (Net Revenue of $1.4 million less Costs of Sales of $0.3 million) in connection with the sale of concentrates containing 34,316 silver ounces during the pre-operating period was recorded as a reduction of construction in progress during the quarter ended September 30, 2011. The tables above include the production from the mill expansion, however average silver grade, recovery, total cash costs per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 5,952 tonnes of ore processed and 34,316 silver ounces during the quarter ended September 30, 2011.

(4) The La Encantada mill expansion project achieved commercial production effective April 1, 2010. During the pre-commercial stage, the tables above included the production from the mill expansion, however, average silver grade, recovery, total cash cost per ounce, and total production cost per tonne were based on production excluding pre-commercial stage production of 124,508 tonnes of ore processed and 261,193 silver ounces during the quarter ended March 31, 2010.

(5) Includes 1,524 metres of underground development and 2,993 metres of diamond drilling at the Del Toro project for the quarter ended September 30, 2011 and 1,926 metres of underground development and 4,693 metres of diamond drilling for the nine months ended September 30, 2011.

RECONCILIATION OF COST OF SALES TO CASH COSTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

“Total Cash Cost per ounce” is a measure developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of this non-IFRS measure is similar to that reported by other mining companies. Cash costs per ounce is a measure used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures. To facilitate a better understanding of these measures as calculated by the Company, we have provided a detailed reconciliation of these measures to our cost of sales, as reported in our condensed consolidated interim statements of income.

(expressed in thousands of U.S. dollars,	Three Months Ended September 30, 2011				Three Months Ended September 30, 2010
except ounce and per ounce amounts)	San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)				$15,473				$14,195
Add (Deduct): Vancouver cost of sales and intercompany elimination				229				(652)
Cost of sales (mine)	$3,094	$3,425	$9,183	$15,702	$2,865	$3,262	$7,416	$13,543
Add: Third party smelting and refining	118	1,418	310	1,846	86	1,244	266	1,596
Deduct: By-product credits	(407)	(1,854)	(333)	(2,594)	(269)	(1,601)	(40)	(1,910)
Deduct: Royalties	-	(149)	-	(149)	-	(30)	-	(30)
Deduct: Employee benefits	(276)	149	(1,717)	(1,844)	(98)	-	(824)	(922)
Inventory changes	97	175	894	1,166	132	(113)	368	387
Other non-cash costs	(74)	15	(172)	(231)	6	-	(3)	3
Total cash cost (A)	$2,552	$3,179	$8,165	$13,896	$2,722	$2,762	$7,183	$12,667

Tonnes produced	73,879	84,020	366,308	524,207	62,275	76,618	295,328	434,221
Payable ounces of silver produced (B)	237,434	402,499	1,015,364	1,655,297	258,841	389,560	1,153,771	1,802,172
Add: Metal deduction ounces	1,193	12,956	5,103	19,252	1,301	13,200	6,697	21,198
Total ounces of silver produced	238,627	415,455	1,020,467	1,674,549	260,142	402,760	1,160,468	1,823,370

Total cash cost per ounce (A/B)	$10.74	$7.90	$8.04	$8.39	$10.52	$7.09	$6.23	$7.03

Mining cost per tonne	$13.63	$15.50	$4.02	$7.21	$17.86	$15.24	$4.03	$7.99
Milling cost per tonne	16.72	18.08	15.20	15.87	17.88	17.24	16.24	16.65
Indirect cost per tonne	6.85	7.74	2.24	3.77	9.36	6.26	2.35	4.04
Total production cost per tonne	$37.20	$41.32	$21.46	$26.86	$45.10	$38.74	$22.62	$28.68

Mining cost per ounce	$4.24	$3.23	$1.45	$2.28	$4.30	$3.00	$1.03	$1.93
Milling cost per ounce	5.20	3.77	5.48	5.03	4.30	3.39	4.16	4.01
Indirect cost per ounce	2.13	1.62	0.81	1.19	2.26	1.23	0.60	0.97
Transport and other selling costs cost per ounce	0.39	0.36	0.32	0.34	0.37	0.39	0.24	0.29
Smelting and refining costs cost per ounce	0.49	3.52	0.31	1.12	0.33	3.19	0.23	0.89
By-product credits cost per ounce	(1.71)	(4.60)	(0.33)	(1.57)	(1.04)	(4.11)	(0.03)	(1.06)
Total cash cost per ounce	$10.74	$7.90	$8.04	$8.39	$10.52	$7.09	$6.23	$7.03

(expressed in thousands of U.S. dollars,	Nine Months Ended September 30, 2011				Nine Months Ended September 30, 2010
except ounce and per ounce amounts)	San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)				$50,404				$35,148
Add (Deduct): Vancouver cost of sales and intercompany elimination				172				(262)
Cost of sales (mine)	$9,875	$10,915	$29,786	$50,576	$8,703	$9,183	$17,000	$34,886
Add: Third party smelting and refining	285	4,208	1,249	5,742	311	3,234	2,779	6,324
Deduct: By-product credits	(998)	(5,007)	(632)	(6,637)	(1,626)	(3,974)	(1,833)	(7,433)
Deduct: Royalties	-	(279)	-	(279)	-	(71)	-	(71)
Deduct: Employee benefits	(986)	(13)	(6,287)	(7,286)	(255)	-	(1,545)	(1,800)
Inventory changes	219	104	915	1,238	171	(11)	931	1,091
Other non-cash costs	(96)	(62)	(179)	(337)	-	-	(7)	(7)
Total cash cost (A)	$8,299	$9,866	$24,852	$43,017	$7,304	$8,361	$17,325	$32,990

Tonnes produced	212,174	235,886	1,014,730	1,462,790	195,719	225,332	630,122	1,051,173
Payable ounces of silver produced (B)	799,006	1,095,212	3,274,086	5,168,304	809,088	1,116,874	2,508,391	4,434,353
Add: Metal deduction ounces	4,014	35,364	16,454	55,832	4,066	36,797	35,584	76,447
Total ounces of silver produced	803,020	1,130,576	3,290,540	5,224,136	813,154	1,153,671	2,543,975	4,510,800

Total cash cost per ounce (A/B)	$10.39	$9.01	$7.59	$8.32	$9.03	$7.49	$6.91	$7.44

Mining cost per tonne	$15.31	$15.57	$3.92	$7.45	$17.20	$16.24	$5.90	$10.22
Milling cost per tonne	17.37	19.31	16.32	16.95	16.34	16.38	15.63	15.93
Indirect cost per tonne	8.26	8.34	2.81	4.49	8.70	6.06	3.38	4.95
Total production cost per tonne	$40.94	$43.22	$23.05	$28.89	$42.24	$38.68	$24.91	$31.10

Mining cost per ounce	$4.07	$3.35	$1.22	$2.11	$4.16	$3.28	$1.48	$2.42
Milling cost per ounce	4.61	4.16	5.06	4.80	3.95	3.30	3.93	3.78
Indirect cost per ounce	2.19	1.80	0.86	1.26	2.12	1.22	0.85	1.17
Transport and other selling costs cost per ounce	0.41	0.43	0.26	0.32	0.43	0.35	0.27	0.32
Smelting and refining costs cost per ounce	0.36	3.84	0.38	1.11	0.38	2.90	1.11	1.43
By-product credits cost per ounce	(1.25)	(4.57)	(0.19)	(1.28)	(2.01)	(3.56)	(0.73)	(1.68)
Total cash cost per ounce	$10.39	$9.01	$7.59	$8.32	$9.03	$7.49	$6.91	$7.44

Note - The table above does not include 261,957 silver equivalent ounces of pre-commercial production from the La Encantada mill expansion project during the quarter ended March 31, 2010, which were produced at a cost of $2,348,346 and does not include 40,592 silver equivalent ounces of pre-commercial production from the La Parrilla flotation mill expansion project during the quarter ended September 30, 2011, which were produced at a cost of $263,000.

REVIEW OF OPERATING RESULTS

The Company generated net earnings of $27.8 million, or EPS of $0.27 compared to a net earnings of $30.6 million, or EPS of $0.30, in the second quarter of 2011, a decrease of $2.8 million or 9%. The decrease was primarily due to a loss of $1.5 million on derivative instrument and a one-time cost of $0.7 million related to restructuring of the union labour agreement at the San Martin Silver Mine.

Revenues (after smelting and refining charges) for the third quarter of 2011 was $61.4 million, an increase of 88% compared to $32.6 million for the third quarter of 2010, and a decrease of $6.6 million or 10% compared to the second quarter of 2011. The increase in revenues compared to the third quarter of 2010 is primarily attributable to a 96% increase in average silver prices partially offset by an 11% decrease in ounces of silver equivalents sold. The decrease in revenues compared to the second quarter of 2011 is attributable to a 1% decrease in average silver prices and a 9% decrease in ounces of silver equivalents sold in the second quarter of 2011. Smelting and refining charges decreased to 2% of gross revenue in the third quarter of 2011 compared to 5% of gross revenue in the third quarter of 2010, due to the rate of increase in silver prices exceeding smelting and refining charges in the production of silver. Average smelting and refining charges for doré in the third quarter of 2011 were $0.33 per silver ounce compared to $4.54 per silver ounce for concentrates.

In the third quarter of 2011, the Company sold 1,657,566 ounces of silver equivalent at an average price of $38.83 per ounce compared to 1,869,393 ounces of silver equivalent in the third quarter of 2010 at an average price of $19.77 per ounce, representing a decrease of 11% in shipped ounces compared to the same quarter in 2010, and a decrease of 8% compared to 1,809,825 ounces of silver equivalent in the shipped in the second quarter of 2011.

Mine operating earnings for the third quarter of 2011 increased by 168% to $42.5 million, compared to mine operating earnings of $15.9 million for the third quarter of 2010. The increases are associated with an increase in revenues due to higher silver prices, partially offset by a decrease in production.

Operating earnings increased by 207%, or $24.9 million, to $36.9 million for the quarter ended September 30, 2011, compared to $12.0 million for the quarter ended September 30, 2010, due to a 96% increase in average revenue per ounce of payable silver equivalent ounces sold partially offset by 11% decrease in equivalent ounces sold. For the nine month period ended September 30, 2011, operating earnings was $107.6 million, an increase of 362% or $84.3 million compared to the nine month period ended September 30, 2010.

Total production for the third quarter of 2011 was 1,791,770 ounces of silver equivalents consisting of 1,708,865 ounces of silver, 409 ounces of gold, 1,891,991 pounds of lead and 3,075 tonnes of iron ore. Silver equivalent production decreased 7% compared to the 1,920,498 ounces of silver equivalents produced in the third quarter of 2010, which consisted of 1,823,370 ounces of silver, 323 ounces of gold and 1,248,086 pounds of lead and 228,517 pounds of zinc. Compared to the second quarter of 2011, production decreased 3% from 1,843,830 ounces of silver equivalents, which consisted of 1,780,379 ounces of silver, 1,392,132 pounds of lead, 26,103 pounds of zinc and 337 ounces of gold. The start-up of the La Parrilla 1,000 tonnes per day (“tpd”) flotation circuit took less than 30 days to be deemed at commercial stage, and a total of only 40,592 equivalent ounces of silver were excluded from commercial production during the quarter.

In the third quarter of 2011, 95% of First Majestic’s revenue resulted from the sale of pure silver continuing to make the Company the purest silver producer relative to any of its peers.

Total cash costs per ounce (including smelting, refining, transportation and other selling costs, and byproduct credits, which is a non-IFRS measure) for the third quarter was $8.39 per ounce of silver compared to $8.32 in the second quarter of 2011 and $7.03 in the third quarter of 2010. The cost increase was attributed to an increase in the volume of cyanide, electricity and diesel, and other consumables related to a 10% increase in ore processed through the La Encantada plant as the Company attempted to counter the lower recoveries with higher mill throughput. Also, as a result of constrained supply of cyanide and increasing petroleum prices, the costs per kilogram of cyanide increased significantly in the second quarter, however, all of the higher price inventory was consumed in the third quarter of 2011.

The average head grade for the third quarter of 2011 was 188 grams per tonne (“g/t”). Consolidated recoveries for all mines combined for the third quarter was 53%. Even though recoveries at the La Parrilla and San Martin are good, the low recoveries at the La Encantada combined with their high volume have a significant impact on the overall average.

Efforts are continuing to increase the recoveries at La Encantada as the mixture of fresh ore to tailings was increased from 1:3 (25% fresh ore) to 2:5 (29% fresh ore) during the quarter. By the end of 2011, the mixture of fresh ore to tailings should be increased to 5:9 (36% fresh ore and 64% tailings). However, this requires additional milling capacity (1,500 tpd), which will be supplied by an additional ball mill that is expected to be commissioned in the fourth quarter. Under ideal conditions with the revised mix of fresh ore and tailings, this plant should be able to achieve 60% recovery rates, based on 78% recoveries for fresh ore and 50% recoveries for tailings.

Management is also testing a new sulphuric acid leach process to dissolve the manganese from the ore prior to cyanidation processing, which is expected to further improve recoveries. During the quarter, extensive metallurgical tests were undertaken by two independent labs in the United States and the Company's own lab at the La Encantada operation. The results of the metallurgic tests show the possibility to improve metallurgical recoveries substantially and are currently being evaluated further to define the economic parameters of adding this additional process. The Company has decided to build a 500 tpd pilot plant at La Encantada to test the SO2 circuit, which will be completed during the month of November. The focus of the engineers working at the pilot plant is to define the optimum SO2 consumption parameters for an economic design base for a new 4,000 tpd SO2 circuit.

In order to try to compensate for the lower recoveries, the ore processed during the third quarter of 2011 was increased to 530,159 tonnes from the Company's combined operations amounting to a 22% increase in throughput compared to the third quarter of 2010 and an increase of 10% compared to the second quarter of 2011.

The underground development in all operations and projects has been increased in the quarter with the objective of preparing the mines for future increases in production. A total of 10,992 metres of underground development were completed in the third quarter of 2011 compared to 8,708 metres completed in the second quarter of 2011 and 6,207 metres in the third quarter of 2010.

Diamond drilling programs companywide during the third quarter of 2011 amounted to 18,558 metres in 54 holes consisting primarily of definition drilling and surface exploration drilling, representing an increase of 137% compared to the 7,819 metres drilled in the third quarter of 2010. A total of 36,797 metres have been drilled year to date in 2011 in 145 holes.

Drilling has been focused on several objectives:

a)	Definition drilling for Reserve development to assist in mining activities with the objective to plan for future production increases and new NI 43-101 report updates.

b)	An infill-drilling program is underway at the Del Toro mine to upgrade Measured & Indicated Resources to Reserves in advance of mining activities anticipated to commence in the fourth quarter of 2012.

c)	At La Encantada, the Milagros breccia was drilled at depth confirming also the continuity of the breccia.

d)	Regional drilling to explore targets previously identified by geochemistry and or geophysics:

drilling from surface to explore at La Parrilla mine to determine if the San Marcos, Vacas, Quebradillas mines are joined at depth;

geophysics anomalies at the La Encantada are being drilled from surface. The first of five anomalies, the El Plomo area is the first being drilled;

at the San Martin mine drilling is underway at the Esperanza, Huichola La Mancha areas where drilling was suspended back in 2008; and

the Company has a total of 17 drill rigs currently operating throughout its projects.

During the quarter ended September 30, 2011, the Company spent $18.6 million on its mineral properties and a further $13.8 million on plant and equipment on a cash basis. This compares to $4.0 million invested in mineral properties and $6.2 million in plant and equipment in the third quarter of 2010. The increase in capital expenditures was primarily related to the mill expansion at the La Parrilla Silver Mine. The Company is also aggressively increasing its exploration and development programs in anticipation of additional mill expansions and resource upgrades.

MINE UPDATES

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a newly constructed 3,750 tpd cyanidation plant, an old 1,000 tonnes per day flotation plant (currently in care-and-maintenance), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. On April 1, 2010, the new cyanidation mill achieved commercial stage production and all revenues and costs from that date forward are being recorded in the mine operating earnings. The Company owns 100% of the La Encantada Silver Mine.

With adjustments made to the tailings screening intake systems, and to the new tailings filter presses, the plant, initially inaugurated with a capacity of 3,500 tpd, has been able to consistently achieve over 4,000 tpd of processing throughput during the third quarter, producing silver at a rate of over four million ounces of silver doré annually. In recent quarters, an area within the mine with high manganese levels has been exploited resulting in lower then budgeted recoveries. As a short term solution, in order to compensate for these lower recoveries, mill throughput was increased to an average of 4,259 tpd in the third quarter. As a longer term solution, metallurgical tests have been underway in order to the test the leaching of manganese, with positive results. The Company has retained Hazen Research, Inc. to construct a laboratory pilot plant in order to test and re-confirm internal lab tests. The Company is also working simultaneously on building a 500 tpd pilot plant on site at La Encantada to test the results obtained at the laboratories. This plant is expected to be operating at the end of November 2011. The Company is also working on the engineering design for the installations of the required equipment for the addition of a 4,000 tpd sulphuric acid circuit.

A total of 1,029,336 equivalent ounces of silver were produced by the La Encantada plant during the third quarter of 2011, which was a decrease of 10% compared with the 1,139,336 equivalent ounces of silver produced in second quarter of 2011, and a decrease of 12% compared to the 1,163,887 equivalent ounces of silver produced in the third quarter of 2010. Silver production in the third quarter of 2011 consisted of 1,020,467 ounces of silver, which was a decrease of 10% compared to the 1,133,654 ounces produced in the second quarter of 2011, and a decrease of 12% compared to the 1,160,468 ounces produced in the third quarter of 2010. No lead was produced during the third quarter of 2011, compared to 28,814 pounds in the third quarter of 2010, as production from the flotation circuit was halted during the second quarter of 2010.

Ore processed in the third quarter of 2011 was 366,308 tonnes compared to 333,710 tonnes in the second quarter of 2011, an increase of 10% and an increase of 24% compared to the 295,328 tonnes processed in the third quarter of 2010. The average head grade was 195 g/t in the third quarter of 2011, representing a decrease of 6% when compared to 208 g/t in the second quarter of 2011 and a decrease of 19% compared to the 242 g/t in the third quarter of 2010. Silver recovery in the third quarter of 2011 was 44%, a decrease from the 51% in the second quarter of 2011 and the 51% in the third quarter of 2010. Recoveries decreased in the quarter due to the following factors: a) higher content of manganese in the fresh ore, and b) lower grades both in the fresh ore and in the old tailings.

In order for better blending in the future with ores absent of managanese, underground mine development has been increased consistently throughout 2011. A total of 3,200 metres completed in the third quarter of 2011 compared to 2,784 metres of development completed in the second quarter of 2011, representing an increase of 15%. The current development program is focused on improving haulage and logistics for ore and waste that is transported by trucks from several production areas within the mine, including the San Javier/Milagros Breccias, Azul y Oro, the new Buenos Aires area and a newly developed area between the 660 level and the Ojuelas ore bodies. The purpose of the ongoing underground development program is to prepare for increased production levels and to confirm additional Reserves and Resources.

A total of four diamond drill rigs are operating at La Encantada with two rigs operating underground defining Reserves while two rigs are drilling from surface exploring the regional geophysical anomalies previously discovered. A total of 4,381 metres of diamond drilling was completed in the third quarter of 2011 compared to 3,493 metres in the second quarter of 2011.

The preparation of new areas continued during the third quarter. These new areas will contribute to increased production from fresh ore to 1,250 tpd during the fourth quarter, compared to the 1,150 tpd of fresh ore currently being processed, with a daily total average of tailings and fresh ore of 4,259 tonnes per day. The additional ball mill that will be installed at the fresh ore grinding plant had a delivery delay and arrived at the mine in October. This mill is expected to be installed in the fourth quarter, and will enable the Company to increase fresh ore processing from 1,250 tpd to 1,500 tpd by the end of the year. This increase of fresh ore throughput is expected to have a positive impact on the blended head grades and silver recoveries.

During the first half of 2011, the automatic feed of reagents was completed at the new plant, achieving a more efficient use of reagents and an additional new power generator was added to the generation plant to replace the last old and inefficient generator which is expected to result in future savings on spare parts, repairs and maintenance, and to provide a more continuous operation of the plant and supporting infrastructure. A complete upgrade of the haulage level was completed and the two production shafts, including the hoists, received a complete repair and upgrade.

La Parrilla Silver Mine, Durango, Mexico

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Mexico, is a group of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via gravel road ways. La Parrilla includes a 1,425 tpd processing plant consisting of the 425 tpd cyanidation and new 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. Construction is currently in progress, approximately 90% complete, which will increase the cyanidation circuit to 1,000 tpd. In September 2010, the Company acquired an additional 16,630 hectares of land through staking, and 15 hectares of surface rights. The total mining concessions now cover a contiguous area of 69,460 hectares. The Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

Total production at the La Parrilla Silver Mine was 511,301 equivalent ounces of silver in the third quarter of 2011 which includes 40,592 pre-commercial equivalent ounces of silver. This was an increase of 15% compared to the second quarter of 2011 and an increase of 6% compared to the third quarter of 2010. The composition of the silver equivalent production in the third quarter of 2011 consisted of 449,771 ounces of silver, 103 ounces of gold and 1,891,991 pounds of lead. This compares with a composition of 395,716 ounces of silver, 62 ounces of gold and 1,392,132 pounds of lead produced in the second quarter of 2011, and 402,760 ounces of silver, 92 ounces of gold and 1,219,272 pounds of lead in the third quarter of 2010.

In the third quarter of 2011, a total of 89,972 tonnes of ore were processed at La Parrilla, representing an increase of 16% when compared with the 77,363 tonnes processed in the second quarter of 2011, and an increase of 17% when compared with the 76,618 tonnes processed in the third quarter of 2010. During the quarter, approximately 33,945 tonnes of oxide ore were extracted from the open pit area at the Quebradillas mine compared to 25,847 tonnes of oxide ore in the second quarter of 2011, and 92,010 tonnes for the nine months ended September 30, 2011, which had an average grade of 120 g/t Ag. Recovery levels of silver in the third quarter were 77% compared to 76% in the second quarter of 2011.

A total of 4,304 metres of underground development were completed in the third quarter of 2011, compared to 3,579 metres in the second quarter of 2011 and 2,126 metres in the third quarter of 2010.

In September 2011, the Company issued a new NI 43-101 Technical Report which indicated that the Company’s exploration and development efforts have resulted in upgrading a significant portion of the Measured and Indicated Resources to Proven and Probable Reserves. This positive development resulted in the life of mine (“LOM”) being extended to fourteen years.

A total of 4,642 metres of diamond drilling was completed in the third quarter of 2011 compared to 2,764 metres of diamond drilling in the second quarter of 2011 and 46 metres in the third quarter of 2010. Presently, there are four diamond drill rigs operating at La Parrilla, two are on surface and two are underground. More than 20,000 metres of drilling are planned for the remainder of 2011 and 2012 representing the continuation of an aggressive investment in exploration at La Parrilla. The focus during this expended exploration program will be the Quebradillas, Vacas, San Marcos, and La Blanca mines and the Cerro Santiago, Viboras, San Nicolas, Sacramento areas plus the first regional exploration undertaken on this very large 69,460 hectare property. An aggressive regional mapping program is currently underway using two teams of geologists in order to define a broad regional exploration program covering the entire property.

The new 1,000 tpd flotation circuit commenced operations on September 2, 2011 and was deemed to be commissioned on October 1, 2011. The expansion of the cyanidation circuit is continuing well with progress now reaching approximately 90% completion. Construction is expected to complete with start-up commencing in November 2011. The new leaching tanks are now completed and the new counter current thickeners are 80% complete pending the installation of the mechanisms. All other areas of the circuit were 90% complete at the end of the quarter. Once fully operational, the older 425 tpd cyanidation circuit will be replaced with this new state-of-art 1,000 tpd circuit by the first quarter of 2012. Also, the new 115,000 Kw powerline is expected to be completed in November which is required to run the entire plant.

The total capital budget for the expansion, including expanded underground development is expected to be $40.5 million. The expansion is anticipated to be completed by the end of 2011. Incremental production, revenues and operating costs associated with this new flotation circuit were capitalized in the quarter ended September 30, 2011. Effective October 1, 2011, the commissioning of the flotation circuit is complete and all revenues and costs will be recorded in operations rather than being capitalized as pre-production.

This expansion once completed will result in the total mill capacity reaching 2,000 tpd, effectively doubling the current output of the La Parrilla operation from approximately 1.8 million ounces of silver equivalent produced in 2010 to more than 3.2 million equivalent ounces per year, consisting of more than 2.9 million ounces of silver, 6.0 million pounds of lead and 4.3 million pounds of zinc.

As at September 30, 2011, from a total budget of $40.5 million, a total of $26.2 million had been paid and a further $6.4 million of capital expenditures have been committed.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in Northern Jalisco State, Mexico. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 950 tpd cyanidation plant and 500 tpd flotation plant (currently in care and maintanence), mine buildings, infrastructure and offices are located. Installation of a new ball mill, replacing an older and smaller mill was completed in the quarter. Total mill capacity has increased from 900 tpd to 950 tpd allowing for increased silver production and lower costs. In addition, two new induction furnaces and two new filter presses were installed and commissioned in the quarter. These mill improvements which were all completed in the third quarter are expected to have a positive impact on overall production, quality of doré and total costs. The processing plant has historically produced 100% of its production in the form of silver doré with some gold byproduct. In early 2008, a 500 tpd flotation circuit was assembled to take advantage of the large sulphide resources at this mine, however, due to low base metal prices and high costs of smelting concentrates, the circuit was placed into care and maintenance pending further capital investment and improved sulphide mineral economics. The Company owns 100% of the San Martin Silver Mine.

Total production of 251,133 ounces of silver equivalent in the third quarter of 2011 was 4% lower than the 261,190 equivalent ounces of silver produced in the second quarter of 2011 and 8% lower than the 273,003 equivalent ounces of silver produced in the third quarter of 2010. The equivalent ounces of silver in the third quarter of 2011 consisted of 238,627 ounces of silver and 285 ounces of gold. This compares with 251,009 ounces of silver and 251 ounces of gold produced in the second quarter of 2011 and 260,142 ounces of silver and 198 ounces of gold in the third quarter of 2010. Silver recovery levels in the third quarter of 2011 decreased to 74%, compared to 78% in the second quarter of 2011 and 79% in the third quarter of 2010.

In the third quarter of 2011, 73,879 tonnes were processed at the San Martin Silver Mine, representing an increase of 4% when compared to the 71,004 tonnes milled in the second quarter of 2011 and an increase of 19% compared to the 62,275 tonnes milled in the third quarter of 2010. The average head grade was 136 g/t in the third quarter of 2011, represented a decrease of 3% when compared to the 141 g/t in the second quarter of 2011 and a decrease of 17% when compared to the 164 g /t in the third quarter of 2010.

During the third quarter of 2011, a total of 1,964 metres of underground development was completed compared to 1,944 metres in the second quarter of 2011. In addition, 6,542 metres of diamond drilling was completed in the third quarter of 2011 compared to 4,488 metres in the second quarter of 2011.

The underground drilling program is continuing and is confirming the presence of structures similar to the San Pedro area which are continually providing additional oxide feed. A total of 14 holes for 2,028 metres were drilled underground. The Company has four drill rigs currently operating at San Martin both from surface and underground. During the quarter, a total of 14 holes including 4,514 metres were drilled from surface which indicated evidence of economic ore in the Rosarios and La Huichola veins.

The 2009 surface exploration program defined the new La Esperanza vein which runs parallel to the Zuloaga vein and has high anomalous samples from 100 to 250 g/t of silver on surface. A total of eight holes were drilled of which six holes intersected economic mineralization, this vein is now in production and exploration and development along this structure will continue underground both with direct development and underground diamond drilling. Also, during the third quarter, exploration efforts were focused on the Pinallillo, Huichola and Hedionda veins and the Rosarios vein where two diamond drill rigs are stationed to further define resources which can be developed for mining.

Lastly, during the quarter, a review on the collective bargaining agreement between the union and the Company was completed and a new collective agreement was reached based on productivity levels. The new agreement is expected to bring benefits for both the union members and the Company by improving safety, productivity and cost reductions.

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 393 contiguous hectares of mining claims plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart. Del Toro is an operating division of the Company’s First Majestic Plata, S.A. de C.V. subsidiary. First Majestic owns 100% of the Del Toro Silver Mine.

In January 2010, the “Change of Use of Land Permit” for a new flotation plant was approved by the SEMARNAT. This permit was the last permit required to commence construction of a new operation. All necessary permits for the construction of a 1,000 tpd flotation mill were granted by the Mexican authorities in the fourth quarter of 2009 and the first quarter of 2010. Re-permitting for a 2,000 tpd operation is currently underway in conjunction with a Preliminary Economic Evaluation which is expected to be released prior to year end.

Ground breaking commenced in April for the construction of the new 1,000 tpd flotation mill and a re-design process was undertaken to take into consideration a larger parallel oxide and sulfide processing facility. Additional land clearing was required and took place in advance of foundation construction which is expected to commence in the fourth quarter. A bulk metallurgical test of 5,000 tonnes or ore was conducted at the La Parrilla mill in October to reconfirm metallurgical parameters.

In the second quarter, the Company received municipal government approval for construction of a water treatment facility to treat the sewage coming from the town of Chalchihuites and to supply water to the Del Toro mill. A contractor has since been assigned to build this water treatment plant and work is expected to be completed by mid-2012. In addition, after receiving approvals from the local Ejido, the Company constructed and completed a three kilometre long road to allow for heavy equipment and vehicles to access the mine site while bypassing the town of Chalchihuites.

In March 2011, the Company prepared an initial capital expenditure budget relating to the development and construction of the Del Toro Silver Mine. Initial capital costs, pending changes upon completion of the NI 43-101 Technical Report / Preliminary Economic Evaluation which will include final metallurgical testing and final plant designs is estimated at $43.9 million for 2011 with additional capital required in 2012. Approximately 80% of the mill equipment has been ordered and is expected to being arriving on-site during the first quarter of 2012. Also, the new power line from the town of Vicente Guerrero and Chalchihuites is in the permitting process.

Current plans are for production to commence in the fourth quarter of 2012 with commercial production being reached later.

Commencing in late 2010, an extensive development program was launched consisting of 1,650 metres of ramp and crosscuts to achieve three objectives: 1) to gain access to each of the three defined ore bodies to upgrade the current NI 43-101 Resources to Reserves, 2) to prepare the ore bodies for mining, and 3) to build multiple underground drilling stations to drill the ore bodies at depth to define additional resources.

A crosscut was made at the seventh level (176 metres from surface) in the first quarter where two drill rigs were installed and continue to drill. As at quarter end, ten holes were completed for a total of 2,993 metres, three of these holes were drilled looking for the continuation of the mineralization at depth and four of the holes were drilled with the objective of infill drilling of these known ore bodies to upgrade the Reserves and Resources, additionally three holes were drilled in surface with a total of 1,061 metres testing the anomalies defined with geophysics.

During the quarter, 1,524 metres of development were completed and 1,926 metres of underground development has been completed up to September 30, 2011. Development is continuing past the seventh level where the two drill rigs were stationed. To date, the ramp is 1,680 metres in length and 240 metres in vertical depth from the surface. This main ramp will act as an access to the three main ore bodies which will be developed over the next twelve months during construction of the new mill. Construction of a second cross cut, an additional 60 metres deeper, was completed in the quarter. One of the two drill rigs is being moved to a new station in order to test the dip and extension of the ore bodies at depth. The other rig will continue drilling infill holes in the upper part of the mine. A third cross cut will be constructed for an additional drill station once the ramp advances an additional 150 metres.

Development for mining purposes began in the third quarter and will continue over the next twelve months during the construction of the new mill including the development of a new shaft. The drill program is extremely encouraging and is showing good signs of success.

The Company acquired a neighbouring property called Dolores during the third quarter. This property was a small producing mine where a small amount of high grade ore was being shipped to La Parrilla by the previous owner. The purchase price was $1.5 million and consisted of 12 hectares and modest mine infrastructure. Underground development and diamond drilling is currently underway at this newly acquired mining claim. Dolores will be consolidated into the operations of Del Toro.

La Luz Silver Project, San Luis Potosi, Mexico

The La Luz Silver Project, located near the village of Real de Catorce was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. ("Normabec"). As a result of the acquisition of Normabec, the Company owns 100% of the La Luz Silver Project which is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico and consists of 35 mining concessions covering 5,738 hectares, with estimated historical production of 230 million ounces between 1773 and 1990.

After the acquisition of this historically famous silver mine (operated under the name Santa Ana at the time), the Company completed all of the necessary transfers of ownership of the mining claims to Normabec’s Mexican subsidiary Minera Real de Bonanza, S.A. de C.V.

In November 2010, the Company agreed to acquire the 3% NSR, the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, for consideration of $3.0 million. Consideration for the purchase consisted of a cash payment of $1.05 million and $1.5 million in shares of the Company (152,798 shares) in November 2010, and $0.45 million which was paid by January 31, 2011. All payments in cash and shares have been completed fulfilling the Company’s objectives in acquiring all the necessary land and buildings for the La Luz Silver Project. A total of 100 hectares of surface rights was purchased during the quarter in order to secure an area where the plant and mine access will be located.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies are expected to be completed during the fourth quarter. A metallurgical test is underway to define the final flow sheet diagram for a flotation plant which will pave the way for final permitting.

The permit for the restoration of the old historic buildings at the Santa Ana Hacienda has been received and the construction of the previously announced Thematic and Cultural Park which will include a mining museum has begun. In addition, cleaning of the impressive underground workings is underway to rehabilitate this historic mine for public access. This new cultural facility and mining museum will form a “Sustainable Development Project” which will provide permanent long term jobs to the local communities.

EXPLORATION PROPERTY UPDATES

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,240 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and La Luz Silver Project.

In January 2011, the Company entered into a Letter of Intent whereby the Company agreed to grant an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”). A definitive agreement was entered into on April 15, 2011 with Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock with a fair value of $3.4 million. Sonora has committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded with a corresponding reduction in the carrying value of the San Martin mining interests in the second quarter of 2011.

RESULTS OF OPERATIONS

For the quarter ended September 30, 2011 compared to the quarter ended September 30, 2010 (in $000’s, except for share amounts):

	For Quarter Ended	For Quarter Ended
	September 30, 2011	September 30, 2010

Revenues	$61,407	$32,614	(1)
Cost of sales	15,473	14,195	(2)
Gross margin	45,934	18,419
Depletion, depreciation and amortization	3,467	2,545	(3)
Mine operating earnings	42,467	15,874	(4)
General and administrative	3,043	2,397	(5)
Share-based payments	937	480	(6)
Accretion of decommissioning liabilities	107	90
Foreign exchange loss	799	786	(7)
Other expenses	667	114	(8)
Operating earnings	36,914	12,007	(9)
Investment and other income (loss)	(1,395)	1,097	(10)
Finance costs	(390)	(205)
Earnings before income taxes	35,129	12,899
Current income tax expense	2,120	-
Deferred income tax expense	5,237	2,842
Income tax expense	7,357	2,842	(11)
Net earnings for the period attributable to equity
holders of the Company	$27,772	$10,057	(12)
Earnings per share (basic)	$0.27	$0.11
Earnings per share (diluted)	$0.26	$0.10

1.

Revenues for the quarter ended September 30, 2011 increased by $28,793,000 or 88% to $61,407,000 from $32,614,000 in the third quarter of 2010. The increase was attributed to an increase in average realized silver price from $19.77 per ounce in the third quarter of 2010 to $38.83 per ounce in the third quarter of 2011. Lower smelting and refining charges per ounce (2% of gross revenue compared to 5% in the third quarter of 2010) also contributed to the increase in revenues in the third quarter of 2011.

2.

Cost of sales increased by $1,278,000 or 9%, to $15,473,000 in the third quarter of 2011 from $14,195,000 in the same quarter of 2010. This increase in cost of sales was primarily related to a 22% increase in tonnes milled compared to the third quarter of 2010, as the La Encantada Mine increased ore feed during the quarter to compensate for the low recoveries associated with the high manganese level in the ore.

3.

Depletion, depreciation and amortization increased by $922,000 or 36% to $3,467,000 in the third quarter of 2011 from $2,545,000 in the same quarter of 2010. The increase was due to higher depletion from the 22% increase in tonnage of ore milled and higher depreciation expense after the Company has resumed its capital investments since the second half of 2010.

4.

Mine operating earnings increased by $26,593,000 or 168% to $42,467,000 for the quarter ended September 30, 2011, compared to $15,874,000 for the same quarter in the prior year. This is primarily due to the $28,793,000 increase in revenues, and is offset by the higher cost of sales and depletion, depreciation and amortization expenses compared to the third quarter of 2010.

5.

General and administrative expenses for the third quarter of 2011 increased by $646,000 or 27% compared to the prior year due to higher legal litigation and professional fees, security costs, insurance costs, listing fees and salaries and employee benefits.

6.

Share-based payments for the third quarter of 2011 increased by $457,000 or 95% compared to the same quarter in the prior year. The increase was due to an increase in the Black-Scholes fair value of stock options granted as a result of the significant increase in the Company’s share price in the current quarter compared to the third quarter of 2010.

7.

Foreign exchange loss for the quarter was $799,000 compared to a loss of $786,000 in the third quarter of 2010. The foreign exchange loss for the quarter primarily reflects the effect of the strengthening US dollar on the Company’s monetary assets that are not denominated in US dollars.

8.

Other expenses of $667,000 for the quarter was primarily related to the cost to restructure the collective bargaining agreement at the San Martin Silver Mine. During the quarter, a new collective agreement was reached with the union which is expected to bring benefits for both the union members and the Company by improving safety, productivity and cost reductions.

9.

Operating earnings increased by $24,907,000 or 207% to $36,914,000 for the quarter ended September 30, 2011, compared to operating earnings of $12,007,000 for the quarter ended September 30, 2010, due to the increase in mine operating earnings associated with higher silver prices.

10.

During the quarter ended September 30, 2011, the Company recognized an investment loss of $1,395,000 compared to a gain of $1,097,000 in the same quarter in the prior year. The investment loss is primarily attributed to unrealized loss on the Company’s investment in silver futures contracts.

11.

During the quarter ended September 30, 2011, the Company recorded an income tax expense of $7,357,000 compared to an income tax expense of $2,842,000 in the quarter ended September 30, 2010. The increase is reflective of $22,230,000 or 172% increase in earnings before tax. Current income tax expense increased significantly compared to the third quarter of 2010, as the Company has fully utilized certain allowable tax loss carryforwards. However, the Company was able to reduce its effective tax rate due to realizing tax benefits in the quarter.

12.

As a result of the foregoing, net earnings for the period attributable to equity holders of the Company for the quarter ended September 30, 2011 increased to $27,772,000 or basic earnings per share of $0.27 compared to net earnings of $10,057,000 or $0.11 per common share in the quarter ended September 30, 2010, for an increase of $17,715,000 or 176% compared to the same period in the prior year.

For the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 (in $000’s, except for share amounts):

	For the Nine Months	For the Nine Months
	Ended	Ended
	September 30, 2011	September 30, 2010

Revenues	$184,713	$77,816	(1)
Cost of sales	50,404	35,148	(2)
Gross margin	134,309	42,668
Depletion, depreciation and amortization	9,405	6,978	(3)
Mine operating earnings	124,904	35,690	(4)
General and administrative	10,571	6,410	(5)
Share-based payments	4,598	2,166	(6)
Accretion of decommissioning liabilities	338	272
Foreign exchange loss	1,108	2,353	(7)
Other expenses	677	1,178	(8)
Operating earnings	107,612	23,311	(9)
Investment income	2,461	1,751	(10)
Finance costs	(896)	(601)
Earnings before income taxes	109,177	24,461
Current income tax expense	15,788	61
Deferred income tax expense	11,154	2,923
Income taxes expense	26,942	2,984	(11)
Net earnings for the period attributable to equity
holders of the Company	$82,235	$21,477	(12)
Earnings per share (basic)	$0.80	$0.23
Earnings per share (diluted)	$0.77	$0.23

1.

Revenues for the nine months ended September 30, 2011 increased by $106,897,000 or 137% to $184,713,000 from $77,816,000 in the nine months ended September 30, 2010. The increase was attributed to an increase in average realized silver price from $18.47 per ounce in the nine months ended September 30, 2010 to $36.81 per ounce in the nine months ended September 30, 2011. Lower smelting & refining charges per ounce (3% of gross revenue compared to 7% in the nine months ended September 30, 2010) also contributed to the increase in revenues in the nine months ended September 30, 2011.

2.

Cost of sales increased by $15,256,000 or 43%, to $50,404,000 in the nine months ended September 30, 2011 from $35,148,000 in the same period of 2010. This increase in cost of sales was primarily related to a 25% increase in tonnes milled and ounces of silver equivalents sold.

3.

Depletion, depreciation and amortization increased by $2,427,000 or 35% to $9,405,000 for the nine months ended September 30, 2011 from $6,978,000 in the same period of 2010, primarily due to higher depletion expense attributed to a 25% increase in tonnage of ore milled. Depreciation expense also increased as depreciation for the La Encantada cyanidation plant did not commence until the plant achieved commercial production in April 2010, therefore only six months of depreciation was recognized for the nine month period ended September 30, 2010 as compared to nine months of depreciation in 2011. Increase in depreciation expense was also higher as the Company has resumed its capital investments since the second half of 2010.

4.

Mine operating earnings increased by $89,214,000 or 250% to $124,904,000 for the nine months ended September 30, 2011, compared to $35,690,000 for the same period in the prior year. This is primarily due to the $106,897,000 increase in revenues, and is offset by the higher cost of sales and depletion, depreciation and amortization expenses during the third quarter of 2010.

5.

General and administrative expenses for the nine months period ended September 30, 2011 increased by $4,161,000 or 65% compared to the prior year due to higher legal litigation and professional fees, security costs, insurance costs, listing fees and an annual incentive bonus plan payout regarding 2010.

6.

Share-based payments for the nine months ended September 30, 2011 increased by $2,432,000 or 112% compared to the same period of the prior year. The increase was due to an increase in the Black-Scholes fair value of stock options granted as a result of the significant increase in the Company’s share price in the current year compared to the first nine months of 2010.

7.

Foreign exchange loss for the nine months ended September 30, 2011 was $1,108,000 compared to a loss of $2,353,000 in the first nine months of 2010. The foreign exchange loss for the current period primarily reflects the effect of the strengthening US dollar on the Company’s assets that are not denominated in US dollars.

8.

Other expenses of $677,000 for the nine months ended September 30, 2011 was primarily related to the cost to restructure the collective bargaining agreement at the San Martin Silver Mine. During the third quarter, a new collective agreement was reached with the union which is expected to bring benefits for both the union members and the Company by improving safety, productivity and cost reductions.

9.

Operating earnings increased by $84,301,000 or 362% to $107,612,000 for the nine months ended September 30, 2011, compared to operating earnings of $23,311,000 for the nine months ended September 30, 2010, due to the increase in mine operating earnings associated with higher production levels and higher silver prices.

10.

During the nine months ended September 30, 2011, investment income increased by $710,000 or 41% compared to the same period in the prior year. The increase is primarily attributed to an increase in realized gain on silver futures contracts.

11.

During the nine months ended September 30, 2011, the Company recorded an income tax expense of $26,942,000 compared to $2,984,000 in the nine months ended September 30, 2010. The increase is reflective of $84,716,000 or 346% increase in earnings before taxes compared to the nine months ended September 30, 2010. Current income tax expense increased significantly compared to the same period of 2010, as the Company has fully utilized certain allowable tax loss carryforwards.

12.

As a result of the foregoing, net earnings for the period attributable to equity holders of the Company for the nine months ended September 30, 2011 increased 283% to $82,235,000 or basic earnings per share of $0.80 compared to net earnings of $21,477,000 or $0.23 per common share in the nine months ended September 30, 2010.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	Quarter	Revenues $	Net earnings after taxes $	Basic earnings per common share $	Diluted earnings per common share $	Share-based payments (9) $	Note
Year ended December 31, 2011	Q3	61,407	27,772	0.27	0.26	937	1
	Q2	68,040	30,593	0.30	0.29	1,772	2
	Q1	55,266	23,870	0.24	0.23	1,889	3
Year ended December 31, 2010	Q4	40,092	13,656	0.14	0.13	2,289	4
	Q3	32,614	10,057	0.11	0.10	480	5
	Q2	27,456	10,976	0.12	0.12	828	6
	Q1	17,746	444	0.00	0.00	858	7
Year ended December 31, 2009(1)	Q4	17,396	2,360	0.03	0.03	1,041	8

(1)	The financial results for the periods ending prior to January 1, 2010 have not been restated in accordance with IFRS.

Notes:

1.

In the quarter ended September 30, 2011, sales revenues decreased by $6,633,000 compared to the quarter ended June 30, 2011. The decrease was primarily attributed to 1% decrease in average realized silver price and 9% decrease in ounces of silver equivalents sold. Net earnings after taxes decreased by $2,821,000 or 9% in the quarter ended September 30, 2011 compared to the quarter ended June 30, 2011, primarily due to a loss of $1.5 million on derivative instrument and a one-time cost of $0.7 million related to restructuring of the union labour agreement at the San Martin Silver Mine.

2.

In the quarter ended June 30, 2011, sales revenues increased by $12,774,000 compared to the quarter ended March 31, 2011. The increase was primarily attributed to 20% increase in average realized silver price. Net earnings after taxes increased by $6,723,000 or 28% in the quarter ended June 30, 2011 compared to the quarter ended March 31, 2011, primarily due to $11,151,000 increase in mine operating earnings, offset by $1,775,000 increase in income taxes and lower investment income.

3.

In the quarter ended March 31, 2011, sales revenues increased by $15,174,000 compared to the quarter ended December 31, 2010. The increase was primarily due to the 30% increase in silver price. Net earnings after taxes increased 10,216,000 or 75% in the quarter ended March 31, 2011, compared to the quarter ended December 31, 2010, primarily due to $11,332,000 increase in mine operating earnings.

4.

In the quarter ended December 31, 2010, sales revenues increased by $7,478,000 compared to the quarter ended September 30, 2010. The increase was primarily due to the increase in silver price, partially offset by a 9.6% decrease in silver equivalent ounces sold related to a slowdown in the holiday season. Net earnings after taxes increased $3,595,000 or 36% in the quarter ended December 31, 2010, compared to the quarter ended September 30, 2010, due to $8,110,000 increase in mine operating earnings, which was partially offset by increases in non-cash share-based payments and deferred tax expenses.

5.

In the quarter ended September 30, 2010, sales revenues increased by $5,158,000 compared to the quarter ended June 30, 2010. The increase was primarily due to a 15% increase, or 245,549 equivalent ounces of silver sold after intercompany eliminations, in the third quarter of 2010 as compared to the second quarter of 2010, and an increase in silver price during the quarter. Net earnings after taxes decreased $917,000 or 8% in the quarter ended September 30, 2010, compared to the quarter ended June 30, 2010, mainly due to $2,890,000 increase in deferred income tax expense due to utilization of certain loss carryforwards during the period.

6.

In the quarter ended June 30, 2010, sales revenues increased by $9,710,000 compared to the quarter ended March 31, 2010 and was primarily due to an increase of 325,185 equivalent ounces of silver sold (after intercompany eliminations) in the second quarter of 2010 compared to the first quarter of 2010. In the first quarter of 2010, pre-commercial sales were not included as equivalent ounces sold but instead were credited to the capitalization of the La Encantada mill expansion project. Revenues and net earnings was positively affected by an increase of the average gross revenue per ounce realized of $18.68 in the quarter ended June 30, 2010 compared to $16.23 in the quarter ended March 31, 2010.

7.

In the quarter ended March 31, 2010, sales revenues was comparable to the quarter ended December 31, 2009. The Company sold an additional 153,097 equivalent ounces of silver (after intercompany eliminations) in the first quarter of 2010 compared to the fourth quarter of 2009; however, the average gross revenue per ounce realized was $16.23 in the quarter ended March 31, 2010 compared to $17.72 in the quarter ended December 31, 2009; an average effect of $1.82 per ounce or 10% (not including the $2.3 million earnings from pre-commercial sales).

8.

In the quarter ended December 31, 2009, sales revenues increased due to increasing silver prices. The average gross revenue per ounce of silver realized increased to $17.72 in the quarter ended December 31, 2009, compared to $15.07 in the prior quarter ended September 30, 2009.

9.

Share-based payments - the net earnings are affected significantly by varying share-based payments amounts in each quarter. Share-based payments results from the issuance of stock options in any given period, as well as factors such as vesting and the volatility of the Company’s stock, and is a calculated amount based on the Black-Scholes Option Pricing Model of estimating the fair value of stock option issuances.

REVENUES

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars, and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of the intercompany shipments of doré sales and silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided by shipped payable ounces of silver to calculate the average realized price per ounce of silver sold.

Revenue Analysis (expressed in thousands of dollars, except ounce and per ounce amounts)	Quarter Ended September 30,		Year to Date September 30,
	2011(1) $	2010 $	2011 $	2010(2) $
MEXICO
Revenues from silver dore and concentrates sales (1)(2)	61,929	32,381	185,939	77,820
Payable equivalent silver ounces sold	1,642,570	1,717,210	5,209,115	4,581,810
Average gross revenue per payable equivalent silver ounce sold	38.66	19.78	36.65	18.31
CANADA
Revenues from silver dore, coins, ingots and bullion sales	8,586	1,174	27,034	4,056
Payable equivalent silver ounces sold, from Mexican production	226,394	56,700	735,065	207,882
Average gross revenue per payable equivalent silver ounces sold	38.21	20.71	37.00	19.51
CONSOLIDATED (after intercompany eliminations)
Revenues from silver dore, concentrates, coins, ingots and bullion sales	61,407	32,614	184,713	77,816
Payable equivalent silver ounces sold	1,621,655	1,728,665	5,152,178	4,542,624
Average consolidated gross revenue per payable equivalent silver ounces sold	38.83	19.77	36.81	18.47
Average market price per ounce of silver per COMEX	38.78	18.94	35.61	18.07

(1)

At September 30, 2011, the La Parrilla mill expansion project had not achieved a commercial stage of production in the manner to which it was intended by management, therefore, sales receipts in the quarter ended September 30, 2011 of $1,401,000 in connection with the sale of 34,316 silver equivalent ounces of concentrates during the pre-operating period were recorded as a reduction of capital in the construction in progress account and were excluded from the above revenue analysis.

(2)

At March 31, 2010, the La Encantada mill expansion project had not achieved a commercial stage of production in the manner to which it was intended by management, therefore, sales receipts in the quarter ended March 31, 2010 of $4,646,000 in connection with the sale of 262,403 silver equivalent ounces of precipitates during the pre-operating period were not recorded as sales revenues but instead were recorded as a reduction of capital in the construction in progress account. As at March 31, 2010, total cash receipts of $5,576,000 in connection with the sale of 316,680 silver equivalent ounces of precipitates during the pre-operating period were excluded from the above revenue analysis.

LIQUIDITY

At September 30, 2011, the Company had cash and cash equivalents of $106.2 million and working capital of $101.1 million, compared to cash and cash equivalents of $41.2 million and working capital $46.1 million at December 31, 2010. Cash and cash equivalents increased by $65.1 million during 2011 as a result of $107.6 million generated from operating activities and $27.4 million from proceeds from exercise of options and warrants, $8.4 million from realized gain on derivative financial instruments, offset by $60.8 million invested in property, plant and equipment, and mineral property interests and $11.1 million increase in deposits on long-term assets. During the third quarter of 2011, cash and cash equivalents increased by $1.2 million as a result of $35.3 million generated from operating activities, $4.5 million from proceeds from exercise of options and warrants and $5.0 million from realized gain on derivative financial instruments, offset by $32.4 million invested in property, plant and equipment, and mineral property interests.

During the first nine months of 2011, the Company spent $30.2 million on mineral properties and $30.6 million on property, plant and equipment on a cash basis. During the quarter ended September 30, 2011, the Company spent $18.6 million on its mineral properties and a further $13.8 million on plant and equipment on a cash basis. The significant increase in capital expenditures is primarily related to the additional investments in the mill expansion at La Parrilla and the development of the Del Toro project.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash flows from operations were strong at $107.6 million in the first nine months of 2011, and with current silver prices the operational cash flows are expected to remain robust for the remainder of 2011. During the first nine months of 2011, $27.4 million was received from the exercises of options and warrants.

As at the date of this MD&A, with $94.9 million in treasury and robust cash flows from operations expected through 2011, the Company believes it has sufficient funds to meet current operating and capital requirements, as well as the remaining capital requirements of the $13.9 million expansion at La Parrilla (which includes additional underground development requirements) and the Del Toro development of $39.8 million. Should the Company adopt additional expansion plans, the Company would need to consider the funds required relative to the funds available in treasury at such time, including expected cash flows from operations, to determine whether additional sources would be required for those pending additional expansion plans.

2011 PRODUCTION OUTLOOK

This section of the MD&A provides management’s production forecasts for 2011. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the beginning of this MD&A.

Management wishes to update the Company’s production guidance for the year ending December 31, 2011. Due to the major expansion at the La Parrilla operation that’s been underway for the past three quarters and the areas within the La Encantada mine currently being exploited with higher manganese content, production levels have been slightly lower than originally anticipated. Even though the La Parrilla mill construction is coming to an end and production levels are expected to improve and action is being taken at the La Encantada to improve recoveries, management feels that it is prudent to revise its previous production guidance for the 2011 fiscal year to 7.6 million ounces of silver equivalents which is anticipated to include 7.3 million ounces of silver and 0.3 million ounces of silver equivalents in the form of lead, zinc, gold and iron. Guidance for 2012 will be released in January 2012.

Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

OFF-BALANCE SHEET ARRANGEMENTS

At September 30, 2011, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the condensed consolidated interim financial statements and the related notes.

As at September 30, 2011, the Company has $6.3 million in other financial liabilities related to unrealized loss on its long position in the futures market equivalent to 1.0 million ounces of silver at an average price of US$36.375 (see note 20 of condensed consolidated interim financial statements for the three and nine months ended September 30, 2011). Subsequent to the end of the quarter, the long position was increased to 1.25 million ounces at an average price of US$35.80. Since the end of the quarter, silver price has recovered and as at the date of this MD&A, the unrealized loss on the Company’s silver futures position has been reduced to $0.8 million.

During the year, the Company pledged certain properties of the San Martin Silver Mine as guarantees as part of the requirement for its tax appeal process with the Mexican tax authority (see note 26 of condensed consolidated interim financial statements for the three and nine months ended September 30, 2011).

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the quarter ended September 30, 2011, there were no significant transactions with related parties outside of the ordinary course of business.

PROPOSED TRANSACTIONS

Other than as disclosed herein, the board of directors of the Company is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

MANAGEMENT OF FINANCIAL AND CAPITAL RISK

There are no significant changes in management of financial and capital risk compared to the Company’s 2010 Canadian GAAP annual financial statements except for the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at September 30, 2011, the Company has outstanding trade payables of $9.5 million (December 31, 2010 -$6.0 million) which are generally payable in 90 days or less and accrued liabilities of $15.7 million (December 31, 2010 - $6.3 million) which are generally payable within 12 months.

The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next twelve months.

The Company’s liabilities and commitments have maturities which are summarized below:

		Payments Due By Period
Balances in USD$'000	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Finance Lease Obligations	$13,271	$3,764	$7,450	$2,057	$-
Purchase Obligations	19,615	19,615	-	-	-
Decommissioning liabilities	6,355	-	-	-	6,355
Trade payables and accrued liabilities	25,210	25,210	-	-	-
Other financial liabilities	6,292	6,292	-	-	-
Debt facilities	1,566	1,566	-	-	-
Taxes payable	2,596	2,596	-	-	-
Total Obligations	$74,905	$59,043	$7,450	$2,057	$6,355

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				September 30, 2011		December 31, 2010
Balances in USD$'000			Trade payables	Net assets		Net assets
	Cash and cash	Trade and	and accrued	(liabilities)	Effect of +/- 10%	(liabilities)		Effect of +/- 10%
	equivalents	other receivable	liabilities	exposure	change in currency	exposure		change in currency
Canadian dollar	$79,683	$77	$(1,843)	$77,917	$7,792	$8,174 $		817
Mexican peso	6,460	6,499	(18,238)	(5,279)	(924)	(10,726)		(1,073)
	$86,143	$6,576	$(20,081)	$72,638	$6,868	$(2,552	) $	(256)

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc, lead and iron ore, which accounts for less than 5% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk.

As at September 30, 2011, based on unsettled silver ounces sold by the Company that are subject to market price adjustments, a 10% increase or decrease of silver price at September 30, 2011 would not have a significant impact in net earnings.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates on the resulting effects of the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

All of the Company’s significant accounting policies and the estimates are included in Note 3 of its condensed consolidated interim financial statements for the three months ended March 31, 2011 and three and nine months ended September 30, 2011. While all of the significant accounting policies are important to the Company’s condensed consolidated financial statements, the following accounting policies and the estimates have been identified as being critical:

  Carrying Values of Property, Plant and Equipment and Mining Interests;
  Depletion and Depreciation of Property, Plant and Equipment;

  Decommissioning Liabilities;
  Income Taxes; and
  Share-based Payments.

Carrying Values of Property, Plant and Equipment and Mining Interests

The Company reviews and evaluates its mining interests for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated discounted future cash flows are less than the carrying amount of the assets. Estimated discounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Recoverable value for exploration stage mineral properties are estimated by reference to the timing of exploration and development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future discounted net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

On January 1, 2010, the date of transition to IFRS, the Company elected to apply the fair value as deemed cost exemption on the San Martin Silver Mine using a discounted cash flow model, which resulted in a fair value adjustment of $48,945,000. The Company subsequently completed an impairment review of its properties at December 31, 2010 and determined there was no impairment to its mineral property interests. The estimates used by management were subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment and Mining Interests

Property, plant and equipment comprise one of the largest components of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements.

Depreciation is calculated on a straight-line basis over the useful life of the asset, ranging from two to fourteen years, and commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Construction in progress is recorded at cost and re-allocated to mining equipment and machinery when it becomes available for use. Depreciation for mining equipment and machinery is calculated on a straight-line basis over the useful life of the equipment, or the life of mine, when it becomes available for use.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves and resources expected to be converted to reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using the straight-line method. Capital projects in progress are not depreciated until the capital asset has been put into operation.

The mineral reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Decommissioning Liabilities

The Company has an obligation to undertake restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining property, as well as the decommissioning of the plant or other restoration work. A provision for environmental rehabilitation has been estimated based on the Company’s interpretation of current regulatory requirements and is recognized at the present value of such costs.

The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Since the obligations are dependent on the laws and regulations of the country in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

Initially, decommissioning liabilities is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the decommissioning liabilities, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows and the liability-specific discount rate needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. The undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is discounted using a risk free discount rate. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at September 30, 2011.

Income Taxes

Deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates at each balance sheet date. Deferred income tax assets also result from unused loss carry-forwards and other deductions. The valuation of deferred income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company.

Management executed a corporate restructuring for tax purposes that became effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding paying taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at September 30, 2011, and management assessed whether the Company is “more likely than not” to benefit from these tax losses prior to recording a benefit from the tax losses.

In December 2009, Mexico introduced tax consolidation reform tax rules which, effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation would be recaptured from 2013 to 2018. Numerous companies in Mexico are challenging the legality of these regressive tax reforms. It is unlikely that the outcome of these challenges will be determinable for several years.

During the year, Minera El Pilon, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.6 million (75.7 million Mexican pesos). The Company is currently defending the tax treatments amounting to $3.2 million (43.4 million Mexican pesos) related to 2007 via the administrative appeal process and believes it has a strong defense against the claims. The tax reassessment for 2004 to 2006 amounting to $2.4 million (32.3 million Mexican pesos) are being pursued through tax court, which requires pledging security as guarantees until the end of the trial. As a result, the Company has pledged certain properties of the San Martin Mine as guarantees. The Company believes it is more likely than not that it will defend itself successfully in all claims and therefore has not recorded a provision for the potential tax exposure.

Other changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Due to the size, complexity and nature of the Company’s operations, various tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the condensed consolidated financial statements of the Company.

Share-based Payments

The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide an accurate single measure of the actual fair value of the Company’s stock options granted during the year.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”).

Effective January 1, 2011, the Company prepares its financial statements in accordance with IFRS. The comparative financial information of 2010 in the MD&A has also been restated to conform with IFRS. This MD&A should be read in conjunction with Note 24 “First Time Adoption of IFRS” of the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2011 and Note 28 of the condensed consolidated interim financial statements for the quarter and nine months ended September 30, 2011.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company’s officers and management are also responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com,
  the Company’s Annual Information Form,
  the Company’s audited financial statements for the year ended December 31, 2010.